UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-05415

 A.M. Castle & Co.

401(k) Savings and Retirement Plan

(Exact name of registrant as specified in its charter)

A.M. Castle & Co.

1420 Kensington Road, Suite 220

Oak Brook, Illinois 60523

(847) 455-7111

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Plan Interests Under the

A.M. Castle & Co. 401(k) Savings and Retirement Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(1)

(1)	On June 19, 2017, A.M. Castle & Co. (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On August 2, 2017, the Bankruptcy Court entered an order confirming the Debtors’ prepackaged joint plan of reorganization, dated as of July 25, 2017 (as amended and supplemented from time to time, the “Bankruptcy Plan”), and on August 31, 2017 (the “Effective Date”), the Bankruptcy Plan became effective pursuant to its terms and the Debtors emerged from bankruptcy. All previously issued and outstanding equity interests in the Company, including all shares of the Company’s prior common stock held by the A.M. Castle & Co. 401(k) Savings and Retirement Plan (the “401(k) Plan”), were automatically cancelled and extinguished as of the Effective Date. Therefore, interests in the 401(k) Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the A.M. Castle & Co. 401(k) Savings and Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 22, 2017	By:	/s/ Jeffrey Torf
		Name:	Jeffrey Torf
		Title:	Chairman, Administration Committee